Exhibit 99.1
KU6 MEDIA CO., LTD.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100020, People’s Republic of China
NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2011
Important Notice Regarding the Availability of Proxy Materials for the Adjourned Extraordinary General Meeting
of Shareholders to be Held on June 24, 2011
This Notice is to inform you that an adjourned extraordinary general meeting of the shareholders of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), a Cayman Islands company is being held on June 24, 2011 and the proxy materials for such meeting are available on the Internet.
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
The proxy statement (the “Proxy Statement”) is available at http://ir.ku6.com/irwebsite/index.php.
If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that an adjourned extraordinary general meeting of shareholders of Ku6 will be held on June 24, 2011 at 10:00 a.m., Beijing time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and any adjournment thereof (the “2011 EGM”), for the following purposes:
1.	To approve the change of the authorized share capital of Ku6 to US$600,000 divided into 12,000,000,000 ordinary shares of par value US$0.00005 each (the “Change of Authorized Share Capital”), and to amend the existing Memorandum of Association of the Company to reflect the Change of Authorized Share Capital, in the manner set out in Proposal 1 of the Proxy Statement (by way of Special Resolution);
2.	To approve the amendments to Ku6’s existing Memorandum of Association and Articles of Association to change all references to the name of the Company in the existing Memorandum of Association and Articles of Association to Ku6 Media Co., Ltd. (by way of Special Resolution);
3.	Subject to and contingent upon the passing of Resolution 1 above, to approve the sale, allotment and issuance of 1,538,461,538 ordinary shares of par value US$0.00005 each of Ku6 to Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, at a per share price of US$0.0325 (or US$3.25 per ADS), pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between Ku6 and Shanda Media;
4.	Subject to and contingent upon the passing of Resolution 1 above, to approve the sale and issuance of US$50,000,000 aggregate principal amount of 3% senior convertible bond to Shanda Media, pursuant to the Senior Convertible Bond Purchase Agreement dated as of April 1, 2011 by and between Ku6 and Shanda Media and the allotment and issuance of ordinary shares of par value US$0.00005 each of Ku6 upon conversion of such convertible bond;
5.	Subject to and contingent upon the passing of Resolution 1 above, to approve the allotment and issuance of 2,212,114,257 ordinary shares of par value US$0.00005 each of Ku6 to the shareholders of Hangzhou Soushi Networking Co., Ltd. (“Pipi”), in connection with the acquisition of Pipi by Ku6, pursuant to the Equity Purchase Agreement dated as of April 20, 2011 by and among the Company, the shareholders of Pipi and Pipi, as described in more detail in the Proxy Statement;
6.	To approve the amendment to Ku6’s existing Articles of Association to clarify that the directors of Ku6 shall be re-elected annually, in the manner set out in Proposal 6 of the Proxy Statement (by way of Special Resolution);
7.	To transact such other business as may properly come before the 2011 EGM or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the proxy statement. You may access the proxy statement at http://ir.ku6.com/irwebsite/index.php.
You should vote by either attending the 2011 EGM in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, as soon as possible to ensure receipt by us before June 24, 2011.
If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Matthew Zhao, Investor Relations Officer, at IR@ku6.com.cn or +86 10 5758 6818. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2011 EGM or (2) receive email copies for all future meetings or only for the 2011 EGM.

Appointment of proxy:
(1)	For those shareholders of the Company who have deposited duly signed proxy cards to us before May 26, 2011 and have not changed their instructions, such proxy cards will continue to apply for the 2011 EGM. No further action is required to be taken.
(2)	For those shareholders of the Company who have not deposited duly signed proxy cards to us May 26, 2011, such shareholders may deposit their duly signed proxy cards to us as soon as possible to be received by us before 10:00 a.m., Beijing time, on June 24, 2011.

(3)	For those shareholders of the Company who have deposited duly signed proxy cards before May 26, 2011 but wish to revoke them, such shareholders may do so in writing or by attending and voting in person at the 2011 EGM.

Holders of record of our ordinary shares at the close of business on April 20, 2011 are entitled to vote at the 2011 EGM and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2011 EGM.

FOR THE BOARD OF DIRECTORS

Bruno Wu
Chairman of the Board of Directors
Beijing, China
June 9, 2011
YOUR VOTE IS IMPORTANT